SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______

For the fiscal year ended December 31, 2003

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8052

TORCHMARK CORPORATION
SAVINGS AND INVESTMENT PLAN
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-4200
(Full title of the Plan)


04034974

PROCESSED
JUL 06 2004


THOMSON
FINANCIAL

TORCHMARK CORPORATION
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-4200
(Name of issuer of the securities held pursuant to the plan)


PROCESSING
JUL 01 2004
WASH. D.C.
SECTION

Index of Exhibits at page 12.
Total Number of pages is 15.

The Form 11-K is amended to include the Plan's Statement of Changes in Net Assets Available for Benefits which was inadvertently omitted through a clerical error from the earlier paper filing of the Form 11-K for the Torchmark Corporation Savings and Investment Plan for the fiscal year ended December 31, 2003 which was filed on June 28, 2004. All other information contained in the Form 11-K for the Plan as filed June 28, 2004 is correct.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Torchmark Corporation Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Torchmark Corporation Savings and Investment Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2003 audit was performed for the purpose of forming an opinion on the basic 2003 financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year) is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

Deloitte & Touche LLP

Dallas, Texas
June 25, 2004

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,	
	2003	2002
ASSETS		
Investments, at fair value:		
Torchmark Corporation common stock	$68,150,246	$59,506,749
Waddell & Reed Financial, Inc. Class A common stock	10,759,882	10,666,766
Registered mutual funds	44,192,059	34,597,458
Short-term investment	3,195,127	2,601,218
	126,297,314	107,372,191
Receivable from participating employers	0	228,069
Net assets available for benefits	$126,297,314	$107,600,260

See accompanying notes to financial statements.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	December 31,	
	2003	2002
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$881,126	$898,576
Dividends on mutual funds	323,521	355,816
Interest income - short-term investments	28,954	44,167
	1,233,601	1,298,559
Net appreciation (depreciation) in fair value of investments	23,552,181	(17,361,621)
Contributions:		
Participant contributions	3,759,608	3,882,454
Employer contributions	1,663,961	1,749,954
	5,423,569	5,632,408
Benefits paid to participants:		
Shares withdrawn	938,036	932,504
Cash settlements	10,574,261	10,411,178
	11,512,297	11,343,682
Net increase in net assets	18,697,054	(21,774,336)
Net assets available for benefits:		
Beginning of plan year	107,600,260	129,374,596
End of plan year	$126,297,314	$107,600,260

See accompanying notes to financial statements.

NOTE A - Summary of Significant Accounting Policies

The Torchmark Corporation Savings and Investment Plan (the "Plan") was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation ("Torchmark") and began operating on April 5,1982.

Valuation of securities - The investment in common stock of Torchmark is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2003 and 2002 was $45.54 and $36.53, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock was $23.46 and $19.67 at December 31, 2003 and 2002, respectively.

Short-term investments are valued at cost which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

During 2003 and 2002, there were 15 mutual funds available to Plan participants for investment purposes. The shares of these funds are stated at net asset values, which approximates fair value, as supplied by the National Association of Securities Dealers ("NASD") through Nasdaq, its automated quotation system.

At the end of 2001, Waddell & Reed Financial, Inc., a former subsidiary of Torchmark, managed all mutual funds. During 2002, all the mutual funds managed by Waddell & Reed were reinvested into a variety of other mutual funds, which are not affiliated with Liberty National or its parent, Torchmark

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

NOTE A - Summary of Significant Accounting Policies (continued)

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Torchmark and its affiliates.

Federal income taxes - Torchmark received a determination letter dated November 12, 2002 from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee believes the Plan is designed and currently is being operated within the applicable requirements of the IRC. The administrative committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant contributions - To be eligible to participate, an employee must complete a year of credited service with a sponsoring employer. Employees of Liberty National Life Insurance Company and United Investors Life Insurance Company must have been employed prior to January 1, 1995 to be eligible. Eligible employees, upon enrollment, can contribute up to 16% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts.

Participating employer contributions - Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 50% of a participant's contributions (limited to 6% of participant's compensation).

At the end of 2003 and 2002, the following companies were participating employers in the Plan:

Liberty National Life Insurance Company, "Liberty National",
(Birmingham, Alabama)

United Investors Life Insurance Company, "United Investors",
(Birmingham, Alabama)

Globe Life and Accident Insurance Company, "Globe",
(Oklahoma City, Oklahoma)

American Life and Accident Insurance Company, "American Life", a subsidiary of Globe,
(Dallas, Texas)

United American Insurance Company, "United American",
(Dallas, Texas)

Torchmark Corporation, "Torchmark"
(Birmingham, Alabama)

Globe Marketing Services, Inc., "Globe Marketing"
(Oklahoma City, Oklahoma)

Vesting provisions - Participants have a fully-vested and nonforfeitable interest in their own account. The participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Nonforfeitable Percentage
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Benefit payment provisions – At termination of employment, participants may withdraw all of their participant account and the vested portion of their employer account. Participants may make in-service withdrawals of all or a portion of their participant account and all or a portion of their employer account, if fully vested. If any portion of the employer account is withdrawn, the participant may not make contributions to the Plan for twelve months following such withdrawal.

Termination of the Plan - Although it has expressed no intent to do so, Torchmark has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures - If an employee incurs five consecutive "one year breaks in service" for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The plan had forfeitures of $9,428 and $25,093 for 2003 and 2002, respectively.

Note C - Investments

The following table presents investments of the Plan's net assets:

	December 31, 2003	December 31, 2002
Mutual Fund Shares:		
Expedition Money Market	$ 10,886,257	$ 11,214,615
Expedition Investment Grade Bond	651,599	899,628
American Century Ginnie Mae	1,205,269	1,258,373
Fidelity Advisor High Yield	1,346,348	1,343,149
Oppenheimer International Bond	255,218	143,107
Janus Adviser Balanced	1,893,750	1,298,949
Oppenheimer Capital Appreciation	9,847,109	8,046,836
Scudder Health Care	4,622,021	3,545,930
Fidelity Advisor Equity Growth	4,412,445	3,265,416
Fidelity Advisor Mid Cap	3,989,158	1,628,199
Oppenheimer International Growth	1,764,489	796,157
Evergreen Equity Index	598,354	248,716
Fidelity Advisor Small Cap	838,528	228,240
Fidelity Advisor Value Strategies	1,338,254	171,425
Scudder Technology	543,260	508,718
	$ 44,192,059	$ 34,597,458
Torchmark Common Stock	$ 68,150,246	$ 59,506,749
Waddell & Reed Common Stock	$ 10,759,882	$ 10,666,766
Deposit Fidelity U.S. Treasury Portfolio II Class A	$ 0	$ 2,601,218
Matrix Capital Bank Unitized Money Market Fund	$ 3,195,127	$ 0

NOTE C – Investments (continued)

During the years ended December 31, 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,	
	2003	2002
Common stocks	$ 16,125,832	$ (12,118,335)
Mutual funds	7,426,349	(5,243,286)
	$ 23,552,181	$ (17,361,621)

NOTE D - Related Party Transactions

From January 1, 2002 through July 31, 2002, Plan participants investing in mutual funds indirectly pay a management fee to various mutual fund managers for carrying out transactions in the mutual funds on their behalf. These transactions qualify as party- in-interest transactions.

The participants are allowed to purchase and to subsequently sell the common stock of Torchmark, which the Plan sponsor. Such purchases and sales, which qualify as party-in-interest transactions, were handled by Reliance Trust Corporation from January 1, 2002 to May 31, 2003, and by Matrix Capital Bank from June 1, 2003 to December 31, 2003, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in a short-term fund, which is an interest-bearing account. During all of 2002 and a portion of 2003, these funds were deposited in the Deposit Fidelity U.S. Treasury Portfolio II Class A Fund, administered by Reliance Trust Corporation, and for the remainder of 2003 in the Matrix Capital Bank Unitized Money Market Fund.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2003

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	1,496,492 shares $1 par value common stock	$68,150,246
*	Waddell & Reed Financial, Inc.	458,648 shares $1 par value Class A common stock	10,759,882
	Mutual Funds	10,866,257 shares Expedition Money Market	10,886,257
		60,784 shares Expedition Investment Grade Bond	651,599
		113,597 shares American Century Ginnie Mae	1,205,269
		141,721 shares Fidelity Advisor High Income Advantage	1,346,348
		46,235 shares Oppenheimer International Bond	255,218
		80,278 shares Janus Adviser Balanced	1,893,750
		256,102 shares Oppenheimer Capital Appreciation	9,847,109
		221,680 shares Scudder Health Care	4,622,021
		99,112 shares Fidelity Advisor Equity Growth	4,412,445
		178,008 shares Fidelity Advisor Mid Cap	3,989,158
		108,052 shares Oppenheimer International Growth	1,764,489
		14,359 shares Evergreen Equity Index	598,354
		42,053 shares Fidelity Advisor Small Cap	838,528
		42,310 shares Fidelity Advisor Value Strategies	1,338,254
		49,075 shares Scudder Technology	543,260
			44,192,059
*	Matrix Capital Bank	3,195,217 shares Matrix Capital Bank Unitized Money Market Fund	3,195,127
			$126,297,314

* Indicates a party-in-interest to the Plan

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated March 5, 2004 into Form S-8 of the Torchmark Corporation Savings and Investment Plan (Registration No. 2-76378) (incorporated by reference from Exhibit 23(a) to Form 10-K for the year ended December 31, 2003).

99(a) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent auditors' report of June 25, 2004, into Form S-8 Registration Statement No. 2-76378.

99(a) – (3) Consent of Deloitte & Touche LLP to incorporation by reference of their independent auditors' report of June 25, 2004, appearing in the Form 11-K/A dated June 30, 2004 into Form S-8 Registration Statement No. 2-76378.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this amended annual report to be signed by the undersigned thereunto duly authorized.

Torchmark Corporation
Savings and Investment Plan



By:

Tony G. Brill, Member
Administrative Committee



By:

Dennis R. Luft, Member
Administrative Committee



By:

Anthony L. McWhorter, Member
Administrative Committee

Date: June 30, 2004

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 2-76378 of Torchmark Corporation on form S-8 of our report dated June 25, 2004, appearing in this Annual Report on Form 11-K of Torchmark Corporation Savings and Investment Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Dallas, Texas
June 25, 2004

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 2-76378 of Torchmark Corporation on form S-8 of our report dated June 25, 2004, appearing in this Annual Report on Form 11-K/A of Torchmark Corporation Savings and Investment Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Dallas, Texas
June 30, 2004